AMENDEDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HEALTHCARE OPPORTUNITIES CORP.

A STOCK CORPORATION

Healthcare Opportunities Corp (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A.The name of the Corporation is Healthcare Opportunities Corp. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on May 26, 2020.

B.This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”), and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL, and restates, integrates and further amends the provisions of the Corporation’s Certificate of Incorporation.

C.The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety to read as follows:

FIRST:The name of the corporation is Emerging Opportunities Corp. (the “corporation”)

SECOND:The registered office address of the corporation in the State of Delaware is:

Harvard Business Services, Inc.

         16192 Coastal Highway

         Lewes, Delaware 19958 (County of Sussex)

THIRD:The purpose for which this Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:The Corporation is to have perpetual existence.

FIFTH:The name and mailing address of the Incorporator are as follows:

Name: Franklin Ogele, Esq.

Mailing Address: One Gateway Center, Suite 2600

Newark, NJ 07102

SIXTH:The Principal Office Mailing Address of the Corporation is as follows:

One Gateway Center, Suite 2600

Newark, New Jersey 07102

SEVENTH:The total number of shares of stock which the Corporation shall have authority to issue is 20,000,000 shares of Common Stock having a par value of $.0001 per share.

EIGHT:Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all shareholders’ meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

NINTH:The Board of Directors shall have the power to adopt, amend or repeal the By-Laws of the Corporation.

TENTH:No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by the applicable law, (i) for breach of director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or violation of law; (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction for which the director received or derived an improper personal benefit. If the DGCL hereafter is amended to authorize the elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article 10 shall apply to have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ELEVENTH:The Corporation shall indemnify to the fullest extent permitted under Section 145 of the DGCL, as amended from time to time, each person that such section grants the Corporation the power to indemnify.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned, a duly authorized officer of the Corporation, on this July 28, 2020.

By: /s/ Franklin Ogele

President